TDC to increase ownership of TDC Switzerland

COPENHAGEN, Denmark, January 24, 2003 (PRIMEZONE) -- TDC A/S (NYSE:TLD) has been notified by Dolomite Finance Limited, a minority share-owner in TDC Switzerland, that it will exercise its right to sell its 14.88% stake to TDC A/S for a total of CHF 1.147bn (DKK 5.818bn).The remaining minority shareholders in TDC Switzerland are expected to exercise their put options no later than February 22, 2003, bringing TDC's total ownership of TDC Switzerland to 100%.

The above mentioned put options were granted to minority shareowners as a part of the consideration in connection with TDC's acquisition and subsequent merger of diAx and sunrise, announced in November 2000.

This increase in ownership of TDC Switzerland will not impact the Outlook for TDC for 2003 given with TDC's 3Q 2002 Earnings Release in November 2002.

For further information please contact TDC Investor Relations at +45 3343 7680. TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines; TDC Solutions, TDC Mobile International, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange Reuters TDC.CO Bloomberg TDC DC Nominal value DKK 5 ISIN DK0010 253335 Sedol 5698790

Shares: New York Stock Exchange Reuters TLD.N Bloomberg TLD US One ADS represent one half common share ISIN US8723 6N1028 Sedol 2883094

TDC A/S

Noerregade 21 0900

Copenhagen C DK-Denmark

www.tdc.com